

June 3, 2011

Via Facsimile
Michael S. Ciskowski, EVP and CFO
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

> Re: **Valero Energy Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **Commission File No.: 1-13175**

Dear Mr. Ciskowski:

We have reviewed your response letter dated May 11, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements, page 55

Note 7: Property, Plant and Equipment, page 79

1.   We have reviewed your response to prior comment one. To help us further understand the basis for your accounting, please identify for us each property addition for the periods presented in your Form 10-K, and the related amount capitalized, organized by year, refinery, and any directly related unit, with an indication of whether the addition is "strategic," "sustaining / reliability," or "regulatory."

2.   We note your response to prior comments one and three, and we would like you to expand your analysis supporting your view that every property addition, within each refinery, has a similar useful life. The complexities of your refineries and the substantial range of cost of your additions appear to be indications that the additions to your

refineries could have dissimilarities that would contribute to varying useful lives. Additionally, your response also does not appear to address the full range of your property additions. Please provide us an analysis that addresses all pertinent factors of your different types of assets that illustrates how your property additions have similar useful lives.

3. It appears that your policy for Property, Plant and Equipment does not address capitalization of additions. Please provide us with your accounting policy for property additions to crude oil processing facilities and provide us with an analysis that supports your policy. As part of your response, tell us how you considered the fact that your refineries were identified as one asset as part of your purchase price allocations, or explain why it is not relevant.

4. We note a number of your property additions relate to FCC, crude unit and coker revamps (e.g., St. Charles and Memphis FCC projects), expansions (including successive expansions) (e.g., Port Arthur and St. Charles crude and coker projects, Wilmington Alkylation project), and conversions (e.g., Memphis distillate hydrotreater to a mild hydrocracker). For each type of project, please explain to us (i) how the project will impact the legacy infrastructure and (ii) how you have evaluated whether any dispositions other than normal exist. In addition, please clarify for us whether any of your regulatory projects significantly impacted the infrastructure of any legacy assets.

5. We note from your accounting policy that "gains or losses on sales or other dispositions of major units of property are recorded in income and are reported in depreciation and amortization expense, unless such amounts are reported separately due to materiality." For the periods presented in your Form 10-K, please identify for us (i) any gains or losses recorded from "other dispositions" of major units of property, (ii) the major units that are within the scope of your policy, and (iii) the lesser units that are excluded from the scope of your policy.

6. Please clarify for us whether any replacements of major and lesser units occurred during the same periods. For example, clarify whether the new Port Arthur coker and hydrocracker, as identified in your March 2008 slides, replaced / will replace existing units. In this instance, we note that Port Arthur, acquired by you in 2005, received an $850 million investment in a delayed coker and hydrocracker in 2001, and that historically it was a single-train coking refinery. As another example, you have indicated Benicia received new furnaces. Based on the July 2007 Benicia Refinery Tour slides, it seems that Benicia was previously equipped with a refinery. For any replaced units, clarify your accounting as it relates to the replaced unit (e.g., recording of a loss, acceleration of depreciation). As part of your response, please address how any replacements of major components were considered in your conclusions related to whether composite depreciation with asset groups at the refinery level was appropriate.

7. Please provide us the appraisals that were utilized to establish the useful lives of your refineries, as referred to in prior comment two.

Michael S. Ciskowski
Valero Energy Corporation
June 3, 2011
Page 3

You may contact Michael Fay at 202-551-3812 or Mark Shannon at 202-551-3299 if you have questions regarding the comments and related matters. Please contact me with any other questions at 202-551-3489.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant